September 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	McAfee Corp.

Registration Statement on Form S-1

File No. 333-259367

Acceleration Request
Requested Date:	September 9, 2021
Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join McAfee Corp. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-259367) (the “Registration Statement”) to become effective on September 9, 2021, at 4:00 PM, Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters listed in Schedule II to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ William D. Connolly III
	Name:	William D. Connolly III
	Title:	Managing Director

cc:

Peter Leav

Sayed Darwish

McAfee Corp.

Thomas Holden

Benjamin Kozik

Ropes & Gray LLP

Katharine Martin

Andrew Hill

Andrew Gillman

Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]